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Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-6010

Attention:	Jason Drory

Chris Edwards

Tracie Mariner

Lynn Dicker

Re:	Metsera, Inc.

Registration Statement on Form S-1

Filed January 10, 2025

File No. 333-284225

To the addressees set forth above:

We are in receipt of the letter dated January 21, 2025 from the staff of the U.S. Securities and Exchange Commission (the “Staff”) with respect to the above-referenced Registration Statement on Form S-1. We are responding to the Staff’s comments on behalf of Metsera, Inc. (“Metsera” or the “Company”) as set forth below. Simultaneously with the submission of this letter, the Company is publicly filing via EDGAR Amendment No.1 to the Registration Statement on Form S-1 (“Amendment No. 1”) responding to the Staff’s comments and updating its disclosures in Amendment No. 1.

The Company’s response set forth in this letter is numbered to correspond to the numbered comment in the Staff’s letter. All terms used but not defined herein have the meanings assigned to such terms in Amendment No. 1. For ease of reference, we have set forth the Staff’s comment and the Company’s response below.

January 27, 2025

Registration Statement on Form S-1

Use of Proceeds, page 91

1.

We note your revised Use of Proceeds disclosure and reissue prior comment 18 from our letter dated November 22, 2024. Please further revise your Use of Proceeds section to state how far in the development process you estimate the proceeds from this offering will enable you to reach for both your MET-233i and MET-244o product candidates.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 91 of Amendment No. 1.

*********

January 27, 2025

Any comments or questions regarding the foregoing should be directed to the undersigned at (714) 755-8051. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ J. Ross McAloon
J. Ross McAloon of LATHAM & WATKINS LLP

Enclosures

cc: (via e-mail)

Christopher Whitten Bernard, Chief Executive Officer, Metsera, Inc.

Peter N. Handrinos, Latham & Watkins LLP

B. Shayne Kennedy, Latham & Watkins LLP

Rachael Bushey, Goodwin Procter LLP

William D. Collins, Goodwin Procter LLP

Adam V. Johnson, Goodwin Procter LLP